Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CAI International, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-143000) on Form S-8 of CAI International, Inc. of our reports dated March 13, 2009, with respect to the consolidated balance sheets of CAI International, Inc. and Subsidiaries (Successor) as of December 31, 2008 and 2007, and the related consolidated statements of operations, cumulative redeemable convertible preferred stock and stockholders’ equity, and cash flows for the years ended December 31, 2008 and 2007 and the three months ended December 31, 2006 (Successor Periods), and with respect to the consolidated statements of operations, cumulative redeemable convertible preferred stock and stockholders’ equity, and cash flows of CAI International, Inc. and Subsidiaries (Predecessor) for the nine months ended September 30, 2006 (Successor Period), and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of CAI International, Inc.

As discussed in Note 2(a) to the consolidated financial statements, effective October 1, 2006, CAI International, Inc. repurchased 50% of its outstanding common stock. The repurchase of stock has been accounted for as a step acquisition and the change in basis has been pushed down to CAI International, Inc.’s consolidated financial statements. As a result of the repurchase of shares, the consolidated financial information for periods after the repurchase is presented on a different basis than that for the periods before the acquisition and, therefore, is not comparable.

/s/ KPMG LLP

San Francisco, California

March 13, 2009